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                  UNITED STATES OF AMERICA
        BEFORE THE SECURITIES AND EXCHANGE COMMISSION



-----------------------------:
In the Matter of

ALLEGHENY POWER SYSTEM, INC.
Hagerstown, Maryland         :           CERTIFICATE
                                              OF
                                         NOTIFICATION
(70-9041)                    :

(Public Utility Holding
Company Act of 1935)
-----------------------------:


       Pursuant to Rule 24 of the regulations of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, the undersigned does hereby certify that Allegheny Power System, Inc. (APS) on July 29, 1997, issued 19,681 shares of its Common Stock to participants in the Performance Share Plan at $30.30 per share, and that the foregoing transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration in the above matter and the Order of the Commission with respect thereto. A past tense opinion will be filed upon the completion of all of the transactions contemplated by the Commission's Orders.




                              ALLEGHENY POWER SYSTEM, INC.



                              Eileen M. Beck






Dated:  August 1, 1997